

April 30, 2009

Mr. Gary Brown
Chief Financial Officer
Silver Wheaton Corp.
666 Burrard Street, Suite 3150
Vancouver, BC V6C 2X8

> **Re: Silver Wheaton Corp.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008,**
> **As Amended**
> **Filed March 31, 2009 and April 1, 2009**
> **File No. 001-32482**

Dear Mr. Brown:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2008

General

1.   Please modify your commission filing number on the cover of your filings to read 001-32482, which was assigned in conjunction with your filing of the Form 40-FR12B registration statement on April 25, 2005. 333-121627 is not a valid file number.

Exhibit 99.2

Note 2. Accounting Policies, page 35

Interest and Debt Issue Costs, page 36

2.   We note your accounting policy is to expense interest and debt issue costs "when
        they are incurred, unless they are directly attributable to the acquisition or
        construction of qualifying assets, which are assets that necessarily take a
        substantial period of preparation for their intended use or sale, in which case they
        are added to the cost of those assets until such time as the assets are substantially
        ready for their intended use or sale." Based on this disclosure, please tell us
        whether there is any material difference between your accounting policy and the
        requirement for US GAAP purposes, as contemplated by paragraph 16 of APB
        21, to report debt issue costs in the balance sheet as deferred charges. Please also
        address your accounting policy for interest costs and any material differences
        resulting from paragraph 15 of APB 21 in your supplemental response.

Revenue Recognition, page 36

3.   We note your disclosure that "Revenue from the sale of silver may be subject to
        adjustment upon final settlement of estimated metal prices, weights, and assays;"
        and that "Adjustments to revenue for metal prices are recorded monthly and other
        adjustments are recorded on final settlement." Based on this disclosure, it appears
        that you have sales contracts that may include provisional pricing mechanisms.
        Please tell us whether these contracts qualify for treatment as embedded
        derivative instruments under FAS 133 or otherwise advise. In this regard, please
        refer to Topic VII of the September 25, 2002 AICPA SEC Regulations
        Committee meeting highlights, at the following website address:
        http://thecaq.org/resources/secregs/pdfs/highlights/2002_09_25_Highlights.pdf.

4.   In addition, please expand your disclosure with respect to your sales contracts to
        provide further detail as to i) the nature of the pricing arrangements, ii) your
        accounting for the arrangements, and iii) the "other adjustments" that you record
        on final settlement.

Financial Instruments, page 37

5.   We note from your disclosure under this heading that you adopted several new
        accounting standards beginning on January 1, 2007 and that "As a result of
        adopting these new standards, the Company recorded a non-cash increase of
        $39.5 million to opening long-term investments, a non-cash increase of $3.3
        million to future income tax liability and a non-cash pre-tax adjustment of $37.7

million ($31.1 million net of tax) as a one-time cumulative effect of a change in accounting policy in opening accumulated other comprehensive income." You also indicate that you "recorded a non-cash increase of $5.1 million to opening retained earnings to recognize the value of income tax losses not previously recognized and to record the cumulative effect of the change in accounting policy as it relates to warrants held by the Company." In order to aid investor understanding, please expand your disclosure to clarify the nature of each adjustment you recorded in the context of each new standard you adopted.

6.   We also note your disclosure under this heading, which states "Under Section 3855, share purchase warrants held by the Company are classified as derivatives and marked-to-market each reporting period. As a result, the Company realized a non-cash increase of $1.9 million to opening long-term investments and retained earnings as a one-time cumulative effect of a change in accounting policy on January 1, 2007." Please clarify for us the difference between how you account for share purchase warrants as described here and your statement in footnote 13 on page 55 that "For Canadian GAAP purposes, share purchase warrants are classified and accounted for as equity in the Company's financial statements."

Note 4. Long-Term Investments, page 40

7.   We note your statement that for "the year ended December 31, 2008, the reversal of unrealized gains from prior periods resulted in a reduction of future income tax liabilities and the recording of a future income tax benefit in the statement of comprehensive income for the period. This reduction in future income tax liabilities resulted in the Company increasing the valuation allowance on its future income tax assets to avoid reflecting a net future income tax asset on the balance sheet, and resulting in a future income tax expense for the period." Please tell us and clarify your disclosure to explain why you believe it was appropriate to increase your valuation allowance to "avoid reflecting a net future income tax asset on the balance sheet."

Note 10. Income Taxes, page 52

8.   We note your disclosure that "Deductible temporary differences are comprised primarily of book to tax differences related to the Company's long-term investments, equity financing fees and an unrealized foreign exchange loss on the Company's longterm debt. Taxable temporary differences are comprised of book to tax differences relating to the value of the Company's capitalized borrowing costs." Please expand this disclosure, as appropriate, to quantify the tax effect of the temporary differences, as contemplated by paragraph .92(a) of CICA Handbook Section 3465, or otherwise explain to us why you believe you have complied with this guidance.

9.   Please expand your reconciliation of the income tax expense to the statutory income tax expense to include the nature and dollar amounts of each significant reconciling item, as contemplated by paragraph .92(c) of CICA Handbook Section 3465, or otherwise explain to us why you believe you have complied with this guidance.

Engineering Comments

10.   We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

> Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 40-F which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

        Please indicate the location of this disclaimer in your response.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director